SEC FILE NUMBER: 000-56199

CUSIP NUMBER: 58507M107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 26, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

MEDMEN ENTERPRISES INC.
Full Name of Registrant

N/A

Former Name if Applicable

10115 Jefferson Boulevard

Address of Principal Executive Office (Street and Number)

Culver City, CA 90232

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form  20-F, Form 11-K, Form N-SAR or Form  N-CSR, or portion thereof, will be filed  on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the    prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

MedMen Enterprises Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended December 26, 2020 (the “Form 10-Q”) because it needs additional time to complete its final review of its financial statements and other disclosures in the Form 10-Q. The Company currently expects to file the Form 10-Q for the fiscal period ended December 26, 2020 within the five-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Reece Fulgham, Interim Chief Financial Officer	310	383-3088
Name	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that revenue for the three months ended December 26, 2020 will be $33.8 million, a decrease of $10.3 million, or 23%, compared to revenue of $44.1 million for the three months ended December 28, 2019. The decrease in revenue was primarily due to the impact of COVID-19 on retail traffic and tourism in California and Nevada partially offset by increased revenue in all other states including a 135.6% increase in Florida and a 217.4% increase in Illinois.

Gross margin for the three months ended December 26, 2020 is expected to increase by $5.1 million or 39.9% from $12.8 million which was 29.1% of revenue to $17.9 million representing a gross margin of 53%.  The increase in gross margin is primarily due to the Company’s retail optimization efforts in which improvements in the Company’s product sourcing and favorable changes to pricing and payment terms in key vendor agreements resulted in improved margins for the fiscal second quarter of 2021.

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SG&A is expected to decline by $30.1 million or 47.2% from $63.9 million in three months ended December 28, 2019 to $33.8 million in three months ended December 26, 2020 due primarily to continued progress involving the Company’s restructuring plans of which a primary component is cost reductions within the corporate structure.

Loss from operations before the provision for income taxes is anticipated to decrease $42.9 million or 61.9% from $69.3 million to $26.4 million as a result of the continued progress regarding the Company's restructuring plans and initiatives which includes strategic headcount reductions, elimination of non-core functions and overhead, as well as modifying sales and marketing strategies for the changing customer base.

Net loss from continuing operations after the provision for taxes for the three months ended December 26, 2020 is expected to be $69.6 million, an increase of $12.9 million, or 18.5%, compared to a net loss from continuing operations of $56.7 million for the three months ended December 28, 2019. The increase in net loss from continuing operations after the tax provision was attributable to a $38.2 million increase in the Company’s provision for income taxes driven by IRS Code Section 280E, offset by the Company's continued focus on cost efficiencies and retail profitability.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 includes “forward-looking statements,” which may be identified by the use of words such as “anticipates,” “will,” “believes,” “intends,” “plans,” “expects” and other similar words and expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements include statements and expectations about the Company’s results and the timing of the filing of its Quarterly Report on Form 10-Q for the period ended December 26, 2020. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Such risks and uncertainties include, without limitation, the risk that, upon completion of further procedures, the financial results for the period ended December 26, 2020 are different than the results described in this Form 12b-25, the risk that the Company is unable to complete its closing procedures in a timely manner to file its Quarterly Report on Form 10-Q as indicated in this Form 12b-25, as well as those risks and uncertainties described in the sections entitled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) and similar disclosures in subsequent periodic and current reports filed with the SEC, which are available on the SEC website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. The Company disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report except as required under federal securities laws.

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MEDMEN ENTERPRISES INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 10, 2021	By:	/s/ Reece Fulgham
Reece Fulgham
Interim Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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